Exhibit 21

Subsidiaries of the Company

The following is a list of the registrant’s subsidiaries:

Organized Under Law Of
Silicon Laboratories France	France
Silembia SAS	France
Silicon Laboratories GmbH	Germany
Silicon Laboratories Asia Pacific, Limited	Hong Kong
Silicon Labs Technology India Private Limited	India
Silicon Laboratories Italy S.r.l.	Italy
Silicon Laboratories Y.K.	Japan
SLP — Silicon Laboratories, Unipessoal, Lda	Portugal
Silicon Laboratories International Pte. Ltd.	Singapore
Silicon Laboratories Sweden AB	Sweden
Silicon Laboratories UK Limited	United Kingdom
Silicon Labs Isolation, Inc.	State of California
StackCom, Inc.	State of California
Silicon Laboratories Technology, LLC	State of Delaware
Silicon Labs CP, Inc.	State of Delaware
Silicon Labs HV, Inc.	State of Texas